UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of March 2005

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADA CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Davi d G. McLennan
David G. McLennan, Chief Financial Officer and Secretary

Date: March 24, 2005

SIERRA WIRELESS, INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of shareholders of Sierra Wireless, Inc. (the “Corporation”) will be held at The Fairmont Waterfront Hotel, Ballroom C, Vancouver, British Columbia, on Monday, April 25, 2005 at 3:00 p.m. (Vancouver time) for the following purposes:

1.               To receive the report of the directors;

2.               To receive the consolidated financial statements for the year ended December 31, 2004 and the auditors’ report thereon;

3.               To appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix the auditors’ remuneration;

4.               To elect directors for the ensuing year;

5.               To consider and if deemed advisable, pass a resolution amending the Amended and Restated 1997 Stock Option Plan of the Corporation (the “Plan”) to provide that the maximum number of common shares of the Corporation issuable under the Plan be a rolling number equal to 10% of the total issued and outstanding common shares from time to time, provided that no more than 1,600,000 common shares will be added to the number of common shares currently available for issue under the Plan without the Corporation first obtaining shareholder approval;

6.               To consider and if deemed advisable, pass a resolution approving the 2005 U.S. Employee Share Purchase Plan of the Corporation; and

7.               To transact such other business as may be properly brought before the Meeting.

Further details of the above matters are set out in the attached Information Circular.

DATED at Richmond, British Columbia, this 18th day of March, 2005.

By Order of the Board of Directors

“David G. McLennan”
David G. McLennan,
Chief Financial Officer and Secretary

IMPORTANT

Only holders of common shares of the Corporation of record at the close of business on March 18, 2005 are entitled to notice of the Meeting and only those holders of common shares of the Corporation of record at the close of business on March 18, 2005, or who subsequently become shareholders and comply with the provisions of the Canada Business Corporations Act, are entitled to vote at the Meeting.  Shareholders who are unable to attend the Meeting in person are requested to complete, sign, date and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment of the Meeting.

SIERRA WIRELESS, INC.

13811 Wireless Way

Richmond, British Columbia Canada V6V 3A4

INFORMATION CIRCULAR

As at March 18, 2005

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management (the “Management”) of Sierra Wireless, Inc. (the “Corporation”) for use at the annual meeting (the “Meeting”) of shareholders of the Corporation (and any adjournment thereof) to be held on Monday, April 25, 2005 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Corporation.  All costs of solicitation will be borne by the Corporation.

Appointment of Proxyholder

The individuals named in the accompanying form of proxy are the Chief Executive Officer (or “CEO”) and Chief Financial Officer of the Corporation.  A shareholder may appoint some other person (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting.  To exercise this right, the shareholder may either insert the name of such other person in the blank space provided in the form of proxy or complete and submit another form of proxy.

A person or company whose name appears on the books and records of the Corporation is a registered shareholder.  A non-registered shareholder is a beneficial owner of common shares of the Corporation whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

Registered Shareholders

A registered shareholder can vote common shares of the Corporation (“Common Shares”) owned by it at the Meeting either in person at the Meeting or by proxy.  A registered shareholder who wishes to vote in person at the Meeting should not complete or return the form of proxy included with this Information Circular.  Those registered shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting.  A registered shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the enclosed form of proxy, and the Common Shares represented by the shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated on the form of proxy, or any ballot that may be called at the Meeting or any adjournment thereof.

A registered shareholder may submit his or her proxy by mail or by facsimile in accordance with the instructions below.

Voting by Mail.  A registered shareholder may vote by mail by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided or otherwise to the attention of the Corporation’s transfer agent at the Proxy Department of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1.

Voting by Facsimile.  A registered shareholder may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to Computershare Trust Company of Canada at (416) 263-9524.

To be effective, a proxy must be received by Computershare no later than 48 hours (Saturdays, Sunday and holidays excepted) prior to the time of holding of the Meeting or any adjournment thereof.

Non-Registered Shareholders

The Corporation has distributed copies of this Information Circular to intermediaries for distribution to non-registered shareholders.  Unless the non-registered shareholder has waived his rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder.  In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.

Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of two ways.

Usually a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary.  In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by the intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the Internet).

Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary.  This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed.  This form of proxy does not need to be signed by the non-registered shareholder.  In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.

These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares.  Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should strike out the names of the persons identified in the form of proxy as the proxyholder and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, following the corresponding instructions provided by the intermediary.  In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.

Revocation of Proxy

A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney for the corporation, either to the registered office of the Corporation at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, at any time up to and including 48 hours preceding the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

A revocation does not affect any matter on which a vote has been taken prior to the revocation.  A shareholder of the Corporation may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to Computershare Trust Company of Canada as aforesaid at any time up to and including 48 hours preceding the Meeting or any adjournment thereof.

A person duly appointed under a form of proxy will be entitled to vote the Common Shares represented thereby only if the form of proxy is properly completed and delivered in accordance with the requirements set out above under the heading “Appointment of Proxyholder” and such proxy has not been revoked.

Voting of Proxies and Discretionary Authority

Unless specifically directed in the form of proxy to withhold the Common Shares represented by the form of proxy from a ballot or show of hands, the proxies named in the accompanying form of proxy shall vote the shares represented by the form of proxy on each ballot or show of hands.  Where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will be voted in accordance with the specifications so made.

In the absence of any instructions on the proxy or if such instructions are unclear, shares represented by the form of proxy will be voted in favour of each matter identified on the form of proxy, in each case as more particularly described elsewhere in this Information Circular.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other matter of business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matter of business.  At the time of the printing of this Information Circular, Management knows of no such amendment, variation or other matter which may be presented at the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Other than as disclosed in this Information Circular, no director or senior officer, past, present or nominated, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except to the extent that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

Voting Securities and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of common shares in the capital of the Corporation of which, as of the date of this Information Circular, 25,361,183 Common Shares are issued and outstanding as fully paid and non-assessable shares.  The holders of Common Shares are entitled to one (1) vote for each Common Share held.  The Corporation is also authorized to issue an unlimited number of preference shares issuable in series, of which none are issued and outstanding.

Any shareholder of record at the close of business on March 18, 2005 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or have his Common Shares voted at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Appointment of Auditors

At the meeting, holders of Common Shares will be requested to vote on the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting of shareholders and authorize the Audit Committee to determine their remuneration.  KPMG LLP have been the auditors of the Corporation since the fiscal year ended December 31, 1997.  For the fiscal year ended December 31, 2004 the Corporation paid KPMG LLP fees for audit services of U.S.$287,991.  In addition, KPMG LLP was paid U.S.$204,920 by the Corporation for tax services and U.S.$30,706 for audit-related services.

Election of Directors

The term of office of each of the present directors expires at the Meeting.  The Board of Directors presently consists of eight (8) directors and it is intended to elect eight (8) directors for the ensuing year.  Recently, the Board of Directors was increased from seven to eight directors with the appointment of Mr. Kent Thexton on March 11, 2005.  The Board of Directors has been increased to eight members in order to increase the number of unrelated and outside directors available for committee assignments and to augment the existing Board of Directors with additional international wireless communications business experience.  Each director elected will hold office until the next annual meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated, in accordance with the By-laws of the Corporation or with the provisions of the Canada Business Corporations Act.

The persons named below will be presented for election at the Meeting as Management’s nominees for the Board of Directors, and the proxyholders named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate presenting for election any person other than these nominees but, if for any reason Management does present another nominee for election, the proxyholders named in the accompanying form of proxy reserve the right to vote for such other nominee in their discretion unless the shareholder has specified otherwise in the form of proxy.

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their present principal occupations, their principal occupation within the five preceding years and, unless he or she is now a director and was elected to his or her present term at the last annual meeting of the Corporation, the period of time for which each has been a director of the Corporation, and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercises control or direction, as at the date hereof.

Name, Position and Residence	Principal Occupation or Employment	Director Since	No. of Common Shares

David B. Sutcliffe Chairman, CEO and Director British Columbia, Canada	Chairman and Chief Executive Officer	June 1995	195,751	(1)

Gregory D. Aasen[y] Director British Columbia, Canada	Vice-President and General Manager, Communication Products Division of PMC-Sierra from 2004 to present; Chief Operating Officer of PMC-Sierra from 1997 to 2004 and Chief Technology Officer of PMC-Sierra from 2003 to 2004	December 1997	20,000	(2)

S. Jane Rowe* Director Ontario, Canada	President and Chief Executive Officer of Roynat Capital from 2004 to present; Senior Vice President, Global Risk Management Division of Scotiabank from 2002 to 2004; Managing Director and Co-Head of Scotia Merchant Capital Corporation from 1997 to 2002	March 1998	50,156	(3)

Paul G. Cataford*β Director Alberta, Canada	President and Chief Executive Officer of University Technologies International Inc. from 2004 to present; Managing Partner of HorizonOne Asset Management from December 2002 to 2004; Consultant from March 2002 to December 2002; Executive Managing Director of BMO Nesbitt Burns Equity Partners Inc. from 2001 to 2002; Managing Director and President BCE Capital Inc. from 1997 to 2001	July 1998	3,988	(4)

Peter Ciceri β Lead Independent Director British Columbia, Canada	Corporate Director and Management Consultant from 2004 to present; Executive in residence at the Faculty of Commerce and Business Administration at the University of British Columbia from September 2001 to 2004; President of Rogers Telecom, Inc. from 2000 to May 2001; President and Managing Director of Compaq Canada Ltd. and Vice-President Compaq Computer Corporation (US) from 1996 to 2000	February 2000	9,500	(5)

Nadir Mohamed* Director Ontario, Canada	President, Chief Executive Officer and Director of Rogers Wireless Communications Inc. from 2001 to present; President and Chief Operating Officer of	March 2003	Nil	(6)

Name, Position and Residence	Principal Occupation or Employment	Director Since	No. of Common Shares

Rogers Wireless Communications Inc. from 2000 to 2001; Senior Vice President, Marketing and Sales of Telus Communications Inc. from 1999 to 2000; President and Chief Operating Officer of BC Tel Mobility from 1997 to 1999

Charles E. Levine[y] Director California, U.S.A.	Independent Outside Director of @Road, Somera Communications, Viisage Technology and Lexar Media; President and Chief Operating Officer of Sprint PCS from 2000 to 2002; Chief Sales and Marketing Officer from 1997 to 2000	May 2003	500	(7)

Kent Thexton Director British Columbia, Canada	Co-Chief Executive Officer of SEVEN Networks, Inc. from 2004 to present; Chief Data and Marketing Officer of O2 and President of O2 Online from 2001 to present; President of Genie from 2000 to 2001; Sales and Marketing Director of BT Cellnet from 1998 to 2000	N/A	Nil	(8)

Notes:

*	Member of the Audit Committee.
[y]	Member of the Human Resources Committee.
β	Member of the Governance and Nominating Committee.
(1)	Excludes options to purchase an aggregate of 148,708 Common Shares at prices ranging from Cdn.$3.50 per Common Share to Cdn.$34.11 per Common Share.
(2)	Excludes options to purchase an aggregate of 25,000 Common Shares at prices ranging from Cdn.$3.50 per Common Share to Cdn.$34.11 per Common Share.
(3)	Excludes options to purchase an aggregate of 25,000 Common Shares at prices ranging from Cdn.$3.50 per Common Share to Cdn. $34.11 per Common Share.
(4)	Excludes options to purchase an aggregate of 27,812 Common Shares at prices ranging from Cdn.$3.50 per Common Share to Cdn.$34.11 per Common Share.
(5)	Excludes options to purchase an aggregate of 40,250 Common Shares at prices ranging from Cdn.$3.50 per Common Share to Cdn.$61.75 per Common Share.
(6)	Excludes options to purchase an aggregate of 36,000 Common Shares at prices ranging from Cdn. $5.70 per Common Share to Cdn. $34.11 per Common Share.
(7)	Excludes options to purchase an aggregate of 35,000 Common Shares at prices ranging from US $3.90 per Common Share to US $25.64 per Common Share.
(8)	Excludes options to purchase an aggregate of 16,000 Common Shares at a price of Cdn. $9.99 per Common Share.

Amendment of the Amended and Restated 1997 Stock Option Plan

The shareholders and directors of the Corporation have previously approved the current Amended and Restated 1997 Stock Option Plan (the “Plan”) under which directors, officers and employees of the Corporation may be granted options to acquire Common Shares.  The principal purpose of the Plan is to provide incentives to attract, retain and motivate high-calibre persons whose contributions are important to the success of the Corporation.  The following is a brief description of the Plan:

Eligible participants under the Plan:  Persons eligible to participate under the Plan are: full-time employees or independent contractors of the Corporation, or part-time employees or independent contractors of the Corporation working not less than 20 hours per week; consultants to the company in respect of whom the Corporation is permitted to grant options; or outside directors of the Corporation.

The maximum percentage of Common Shares available to insiders:  The number of shares which may be reserved for issuance pursuant to the Plan (together with those common shares which may be issued pursuant to any other share compensation arrangement of the Corporation) to all insiders of the Corporation shall not exceed 10% of the Common Shares outstanding on a non-diluted basis from time to time.

The maximum percentage of Common Shares that any one person, insider or company is entitled to receive under the Plan:  The number of Common Shares reserved for issuance to any one person pursuant to options granted under the Plan shall not exceed 5% of the issued and outstanding Common Shares.  The number of shares which may be issued pursuant to the Plan (together with those shares which may be issued pursuant to any other share compensation arrangement of the Corporation) to any one insider of the Corporation and such insiders’ associates, within a one year period, shall not exceed 5% of the Common Shares outstanding on a non-diluted basis from time to time.

The method of determining the exercise price for Common Shares under the Plan:  The exercise price of an option will be determined by the Board of Directors or a committee of the Board when the option is granted and shall not be less than the closing market price of the Common Shares on the TSX on the date prior to the grant of the option.

Vesting of options:  Options shall vest as follows:

(a)                                  subject to paragraph (b), options shall not vest nor be exercisable with respect to any Common Shares until the first anniversary of the date on which the Board determines that vesting shall commence, on which date the options will become vested and exercisable with respect to 12/48ths of the Common Shares and thereafter at the end of each full succeeding consecutive month after the first vesting date, the options will become vested and exercisable as to an additional 1/48th of the Common Shares; and

(b)                                 in the case of any employee on sick leave or any other approved leave of absence which is not a “termination” under the Plan, the Board or a committee thereof may make such provisions respecting suspension of vesting of the options during the period of sick leave or leave of absence as it may deem appropriate, except that in no event may options be exercised after the expiration of the term set forth in the option certificate.  If the application of vesting causes options to become exercisable with respect to a fractional share, such share shall be rounded down to the nearest whole share.  The Board or a committee thereof may also provide for options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Common Shares or a percentage of Common Shares as the Board or such committee determines.

Term of options:  Options shall expire on the expiration date set forth in the option certificate and must be exercised, if at all, on or before the expiration date.  In no event shall the expiration date be more than ten years after the date of grant.

Termination of an eligible person:  Notwithstanding the exercise period set forth in an option certificate, exercise of options will always be subject to the following:

(a)                                  if an eligible participant is terminated for any reason other than the participant’s death or disability, then the participant may exercise such options (but only to the extent that such options would have been vested and exercisable upon the termination date) no later than three months after the termination date (but in any event, no later than the expiration date) or such other period as may be specified in the stock option certificate; and

(b)                                 if the participant is terminated because of the participant’s death or disability, then such participant’s options may be exercised (but only to the extent that such options would have been vested and exercisable by the participant on the termination date) by the participant (or the participant’s legal representative or authorized assignee) no later than 12 months after the termination date (but in any event no later than the expiration date) or such other period as may be specified in the option certificate.

Assignability of options:  Options granted under the Plan may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by the applicable laws of descent (except for transfers to trusts created by the participant for the benefit of family members, to certain family members of the participant or to a company all of the shares of which are owned by the participant).

Amendment of the plan:  Subject to applicable securities laws and the TSX Rules, the Board or a committee thereof has full power to prescribe, amend and rescind rules and regulations relating to the Plan.

Dividends, mergers, reorganizations, subdivisions, consolidations or changes in capital structure:  The Plan provides that in the event of a stock dividend, recapitalization, stock split, reverse stock split, subdivision, consolidation, combination, reclassification or similar change in the capital structure of the Corporation without consideration, then the number of Common Shares reserved for issuance under the Plan, the number of Common Shares subject to outstanding options and the exercise prices of outstanding options will be proportionately adjusted, subject to any required action by the Board or the shareholders of the Corporation and compliance with applicable securities laws.  Similarly, in the event of a merger or consolidation or the sale of substantially all of the assets of the Corporation, any or all outstanding options may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion or replacement will be binding on all participants under the Plan or, in the alternative, the successor corporation may substitute options or provide substantially similar consideration to participants under the Plan as was provided to shareholders of the Corporation (after taking into account the existing provisions of the options issued under the Plan).

The directors of the Corporation propose to adopt certain amendments to the Plan as set forth herein, subject to the prior approval of the shareholders of the Corporation.

On January 1, 2005, the Toronto Stock Exchange (the “TSX”) amended its rules (the “TSX Rules”) so that the maximum number of shares issuable under a stock option plan of a TSX issuer may be a rolling number based on a fixed percentage of the number of outstanding shares of such issuer from time to time.  Previously, the TSX Rules required a plan to have a fixed maximum number of shares issuable thereunder.  The amended TSX Rules require that a plan with a rolling maximum be approved by the shareholders of an issuer every three years.

Management of the Corporation has deemed it desirable and in the best interest of the Corporation to amend the Plan so that the maximum number of shares issuable under the Plan be a rolling number equal to 10% of the number of issued and outstanding Common Shares from time to time, provided that no more than 1,600,000 Common Shares will be added to the number of Common Shares currently available for issue under the Plan without the Corporation first obtaining shareholder approval.  Management believes that amending the Plan to provide for a rolling maximum number of Common Shares will enable the Corporation to continue to attract, retain and motivate personnel whose contributions are important to the future success of the Corporation.  By establishing an upper limit on the number of shares that may be added to the Plan without first obtaining shareholder approval, the Corporation will continue to be able to grant, for purposes of U.S. tax law, “incentive stock options” under the Plan.  The TSX Rules require that the shareholders of the Corporation approve the amendment of the Plan.  If the shareholders approve the amendment of the Plan at the Meeting, the shareholders will be required to approve the Plan every three years thereafter.

At present, there are 25,361,183 Common Shares issued and outstanding and 3,882,233 Common Shares are authorized to be issued under the Plan, representing 15.3% of the Common Shares that are currently issued and outstanding.  Of the 3,882,233 shares authorized, 1,531,946 shares have been issued as a result of option exercises in the seven years since the inception of the plan in 1997.  2,350,287 shares remain available under the Plan, representing 9.3% of the 25,361,183 Common Shares that are issued and outstanding.

If the Plan is amended to provide for a rolling 10% maximum, 2,536,118 Common Shares will be available for issue under the Plan, based on the current number of outstanding Common Shares.

Therefore, the immediate effect of the amendment of the Plan will be to increase the number of Common Shares issuable under the Plan by 185,831 Common Shares to a total of 10% of the issued and outstanding shares.  This represents a reduction from the Corporation’s past authorized option plan limits, which peaked at approximately 17.5% a few years ago.  It is the Corporation’s intention to operate the Plan on a five-year sustainable basis, limiting dilution to an average of 2% per year.  If the number of issued and outstanding Common Shares increases or decreases in the future, the number of Common Shares issuable under the Plan will be automatically adjusted accordingly.  However, in no case will the Corporation add more than 1,600,000 Common Shares to the number of Common Shares currently available for issue under the Plan without first obtaining shareholder approval.

In order to be implemented, the resolution approving the amendment to the Plan to provide for a rolling maximum number of Common Shares issuable under the Plan must be approved by an ordinary resolution of the shareholders of the Corporation.  An ordinary resolution requires approval by a simple majority of 50% plus one vote of the votes cast by shareholders who, being entitled to do so, vote in person or by proxy on the resolution.  The text of the ordinary resolution to be approved is set out below:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Sierra Wireless, Inc. (the “Corporation”), that:

1.               The Amended and Restated 1997 Stock Option Plan (the “Plan”) be amended to provide that the maximum number of common shares of the Corporation issuable under the Plan be a rolling number equal to 10% of the total issued and outstanding common shares, provided that no more than 1,600,000 common shares will be added to the number of common shares currently available for issue under the Plan without the Corporation first obtaining shareholder approval; and

2.               Any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution, including, without limitation, the Amended and Restated 1997 Stock Option Plan.”

Approval of the U.S. Employee Share Purchase Plan

Background

The Employee Share Purchase Plan is being established by the Corporation to enable eligible employees and directors of the Corporation to acquire Common Shares over the facilities of the Toronto Stock Exchange (the “TSX”) and Nasdaq in a convenient and systematic manner, so as to encourage continued employee and director interest in the operation, growth and development of the Corporation, as well as to provide an additional investment opportunity to employees and directors.  There are two Employee Share Purchase Plans, one for Canadian and other non-U.S. employees (the “Canadian Plan”) and one for U.S. employees (the “U.S. Plan”).  Neither the Canadian Plan nor the U.S. Plan allows the issuance of Common Shares from treasury.  Pursuant to the TSX Rules, shareholder approval for the Canadian Plan is not required as Common Shares will be purchased over the facilities of the TSX and Nasdaq by an independent trustee.

Adoption of Plan

The Board of Directors has adopted the Canadian Plan and U.S. Plans, with the latter being subject to shareholder approval at the Meeting. The U.S. Plan must be approved by the shareholders to qualify for beneficial tax treatment under U.S. tax laws.  The Nasdaq rules also require shareholder approval of the U.S. Plan.    The Board of Directors believes the U.S. Plan will enhance the ability of Sierra Wireless America, Inc. (“SWA”), one of the Corporation’s wholly owned subsidiaries, to attract and retain employees who will align their efforts with the best interests of the Corporation, and thereby enhance long-term shareholder value.

Description of the U.S. Plan

The following is a summary of the principal provisions of the U.S. Plan.

Purpose.  The purpose of the U.S. Plan is to:  (i) enhance the Corporation’s long-term profitability and shareholder value by offering share purchase incentives to employees of SWA; (ii) attract and retain the best available employees for SWA; and (iii) encourage SWA employees to acquire and maintain ownership of Common Shares in the Corporation.

Plan Administration.  The U.S. Plan will be administered by the Board of Directors, except to the extent it delegates administrative responsibilities to a committee or sub-committee.  The entity having administrative responsibilities will be referred to as the “Administrator.”  The Administrator will supervise and oversee the day-to-day operations of the U.S. Plan, with full power and authority to adopt and rescind rules deemed desirable for Plan administration.  An independent trustee or agent will make the purchases in the open market.

Shares Subject to the U.S. Plan.  The U.S. Plan authorizes up to 50,000 Common Shares to be purchased on behalf of eligible employees.  These Common Shares will be purchased over the facilities of Nasdaq.  The 50,000 Common Share limit will be adjusted proportionately (upward or downward) in connection with any share split, consolidation, share dividend or other similar transaction that alters the number of outstanding Common Shares.

Persons who may Participate.  Opportunities to purchase Common Shares under the U.S. Plan will only be granted to SWA employees who meet the following requirements:  (i) the employee is customarily employed for at least 20 hours per week; (ii) the employee is customarily employed for more than five months in a calendar year; and (iii) the employee qualifies as a “common law” employee for U.S. tax purposes (specifically, this means independent contractors, consultants and directors who are not otherwise employees may not participate in the U.S. Plan).  For purposes of measuring an employee’s service to determine eligibility, each employee must be employed by SWA, but an employee who is employed part-time by SWA and part-time by the Corporation (or another one of its subsidiaries) will have all of his or her hours at the various related companies lumped together to determine whether that individual satisfies the minimum service requirements.

If the U.S. Plan is approved by shareholders at the Meeting, there will be approximately 89 employees initially eligible to participate.

Limitations.  Eligible employees will be provided with an opportunity to purchase Common Shares pursuant to the U.S. Plan.  An employee who exercises such opportunity will have Common Shares purchased on his or her behalf.  No employee will be granted such opportunity if, immediately after the grant, the employee would own such number of Common Shares that, when coupled with any stock options owned by the employee, represent 5% or more of the total combined voting power or value of all classes of shares of the Corporation.  For purposes of this rule, an employee is deemed to own any Common Shares owned by his or her family members.  In addition, for any single calendar year an employee will not be eligible to exercise such opportunity under the U.S. Plan to the extent that the Common Shares purchased on his or her behalf represent more than $25,000 worth of Common Shares.  These are limitations imposed by the U.S. Internal Revenue Code (the “U.S. Tax Code”).

Plan Mechanics.  The U.S. Plan operates through quarterly offering periods, with each offering period lasting three months.  The first offering period begins March 1, 2005 and ends May 31, 2005.  Other offering periods begin June 1, September 1 and December 1.

During each offering period, an eligible employee may designate a certain percentage of his or her regular pay to be withheld from each paycheck for purposes of buying Common Shares pursuant to the U.S. Plan.  The minimum withholding is 1% of regular salary or wages (i.e., base compensation, exclusive of bonuses and other amounts) and the maximum is 10%.  On the last business day of each offering period (referred to as the “Purchase Date”), all amounts withheld on behalf of an eligible employee will be used to purchase Common Shares over Nasdaq.  The purchase price to be paid by an eligible employee is 85% of the fair market value of the Common Shares, with the Corporation contributing the other 15%, plus any applicable commissions or transactional costs.

Prior to the end of an offering period, a participating employee may give notice and withdraw all, but not less than all, of the pay previously withheld on his or her behalf.  Similarly, a participating employee may elect, but only once during the course of an offering period, to decrease his or her withholdings.  Any elections to increase withholding amounts (or an election to recommence participation after a complete withdrawal) can only be made in concert with the start of a new offering period.  An employee’s withholding designation will continue from one offering period to another, unless the employee expressly elects to end or alter his or her withholding election.

Transferability.  No opportunity provided under the U.S. Plan is assignable or otherwise transferable, except following a participating employee’s death, pursuant to the employee’s will or applicable laws of descent and distribution.

Term.  The U.S. Plan will continue for a period of three years, or until the 50,000 Common Shares allocated for purposes of the U.S. Plan are exhausted, whichever comes first.

U.S. Federal Income Tax Consequences.  The opportunities provided under the U.S. Plan are intended to be “qualified” and meet the requirements under Section 423 of the U.S. Tax Code, and thus achieve special tax treatment.  The following is a summary of the principal income tax aspects of this type of opportunity.

When the Corporation uses payroll deductions to have the Common Shares purchased, and supplements the payroll deductions with an additional 15% to complete the purchase price, the employees are effectively receiving the Common Shares at a 15% discount.  Normally, when an employee receives shares at a discount, the employee is taxed on the amount of the discount, as if it were additional compensation from the employer.  However, because the U.S. Plan is structured to qualify under Section 423 of the U.S. Tax Code, employees will not be taxed on the “discount amount” until the employee actually sells the Common Shares.  Upon sale, the amount of taxable income will equal the proceeds the employee receives for the shares, minus what the employee originally paid for it (85% of the fair market value).

Some of the taxable income received upon sale of the shares may qualify for beneficial treatment as long-term capital gain.  The advantage of long-term capital gain treatment is that it may result in a lesser rate of tax.  Generally, if a participating employee waits for a period of two years from the Purchase Date, the amount eligible for capital gains treatment is the amount the employee receives for the shares, less the fair market value of the shares on the Purchase Date.  In addition, the employee will have a component of the share proceeds taxed at ordinary income rates.  This component will equal the fair market value of the stock on the Purchase Date, minus the amount the employee actually paid for the stock.

If an employee satisfies the two-year holding period, the Corporation will not be allowed any compensation deduction with respect to the amount of the capital gain income the employee recognizes from the sale of the shares.  Any amount treated as ordinary income to the employee will permit the Corporation to claim a corresponding deduction.

Share Restrictions.  To accomplish the intent of the U.S. Plan, the U.S. Plan imposes a restriction that Common Shares purchased under it may not be sold or transferred for a period of six months from the Purchase Date.  An exception applies in the case of an employee’s death.  In addition, the share certificates issued to a participating employee must continue to be held by the Corporation’s transfer agent, who is assisting with the administration of the U.S. Plan.  This requirement will assist the Corporation in tracking any sales of Common Shares arising under the U.S. Plan.

In order to be implemented, the resolution approving the U.S. Plan must be approved by an ordinary resolution of the shareholders of the Corporation.  An ordinary resolution requires approval by a simple majority of 50% plus one vote of the votes cast by shareholders who, being entitled to do so, vote in person or by proxy on the resolution.  The text of the ordinary resolution to be approved is set out below:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Sierra Wireless, Inc. (the “Corporation”), that:

1.               The U.S. Employee Share Purchase Plan be adopted as presented by allocating 50,000 Common Shares of the Corporation purchased over the facilities of Nasdaq to be offered to eligible employees for purchase; and

2.               Any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution, including, without limitation, the U.S. Employee Share Purchase Plan.”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Introduction

The Toronto Stock Exchange (the “TSX”) requires that each listed company disclose on an annual basis its approach to corporate governance, with reference to the guidelines for effective corporate governance published by the TSX (the “Guidelines”).  The following describes the Corporation’s corporate governance practices, with specific reference to the Guidelines:

Guideline No.1    Stewardship of the Corporation

The Board of Directors oversees the Corporation’s business and affairs and the conduct of business by senior management and acts in accordance with the Canada Business Corporations Act, the Restated Articles of Incorporation and By-laws of the Corporation, all other applicable statutory and legal requirements, the policies of the Corporation, the written mandate of the Board of Directors and written charters of the Board committees and the Corporation’s Code of Business Conduct and Ethics.

In addition to those matters which must by law or by the Restated Articles of Incorporation and By-laws of the Corporation be approved by the Board of Directors, decisions of strategic significance to the Corporation must be approved by the Board of Directors prior to implementation by management.  Business plans, budgets, material unplanned expenditures or legal commitments (including debt or equity financings and material investments, acquisitions and divestitures) by the Corporation are also subject to review or approval by the Board of Directors.  Financial statements and major disclosure documents are also subject to review or approval by the Board of Directors or a committee of the Board of Directors.

As part of its overall stewardship responsibility, the Board of Directors has assumed responsibility for, among other things, the following matters:

•                  monitoring and assessing the performance of the Chief Executive Officer and ensuring that succession planning is in place;

•                  approving choices of the Chief Executive Officer for the executive Management team, monitoring the performance of the executive Management and ensuring that succession planning is in place for critical executive Management positions;

•                  contributing to the development of the strategic direction of the Corporation and approving strategic plans;

•                  ensuring that the Corporation has in place appropriate processes for risk assessment, management and internal control, monitoring performance against agreed benchmarks and assuring the integrity of financial reports; and

•                  providing assurance to shareholders and stakeholders concerning the integrity of the Corporation’s reported financial performance.

The Board of Directors is responsible for choosing the Chief Executive Officer of the Corporation and approving the Chief Executive Officer’s objectives and compensation.  The Board of Directors has delegated to the Governance and Nominating Committee the review of succession plans for the Chief Executive Officer and other members of the executive Management.  In fulfilling its mandate with respect to succession planning, the Governance and Nominating Committee reviews executive Management succession plans and makes recommendations to the Board, taking into consideration the management and operational needs of the Corporation and its operating philosophy.

The Board of Directors expects members of Management of the Corporation to carry out their duties and to discharge their responsibilities in a professional, competent and ethical manner.  The Board of Directors approves senior executive appointments and accepts only those individuals who bring exemplary qualifications and demonstrated abilities to the position.  The Board of Directors fully expects each executive to strive diligently and effectively to improve the fortunes of the Corporation and contribute to shareholder value.  The Board of Directors supports Management’s commitment to training and developing all employees.

The Board of Directors is actively involved in the Corporation’s strategic planning process.  The Board of Directors discusses and reviews material relating to the strategic plan with Management.  The Board of Directors is responsible for reviewing and approving the strategic plan and at least one board meeting each year is dedicated to discussing and considering the strategic plan that sets out the long-term goals of the Corporation and the plans to achieve those goals and which takes into account the risks and opportunities of the business.  Management must seek the approval of the Board of Directors for any transaction that would have a significant impact on the strategic plan.

The Board of Directors, through the Audit Committee, is responsible for assessing with Management the principal risks of the Corporation and ensuring that risk management systems are implemented.  The principal risks facing the Corporation are reviewed and discussed in greater detail in the Corporation’s annual information form (and corresponding annual report on Form 40-F) which is filed with applicable securities regulatory authorities in Canada and the United States and is available on our website www.sierrawireless.com.

The Board of Directors, or the Audit Committee, reviews or approves all of the Corporation’s major communications including the annual and quarterly reports, financing documents and financial press releases.  The Corporation communicates with its stakeholders through a number of channels, including its website.

In 2003, the Board of Directors adopted a Code of Business Conduct and Ethics applying to all directors, officers and employees of the Corporation to ensure that the Corporation conducts its business in accordance with the highest standards of business conduct and ethics.  The Code of Business Conduct and Ethics is available on the Corporation’s website at www.sierrawireless.com.

Guideline No.2    Board Independence, and

Guideline No.3    Individual Unrelated Directors

In its assessment of the Corporation’s compliance with the Guidelines, both the Board of Directors and the Governance and Nominating Committee consider the circumstances of the directors and has concluded that seven of the current eight directors (being all of the directors but for Mr. David B. Sutcliffe) are “unrelated directors” within the meaning of the Guidelines as they are “independent of management and free from any interest in any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings.”  Mr. Sutcliffe is a related director because of his position as Chief Executive Officer of the Corporation.  None of the other directors work in the day-to-day operations of the Corporation, are party to any material contracts with the Corporation or receive any fees from the Corporation other than directors fees.  The Corporation has no “significant shareholder”, which the Guidelines define as a shareholder with the ability to exercise a majority of the votes for the election of the board of directors of a corporation.  Additional information about each director can be found on pages 4 through 6 of this Information Circular.  All of the directors attended either in person or by telephone at least 9 of the 10 board meetings held during calendar 2004, with the exception of Mr. Kent Thexton, who was appointed to the Board on March 11, 2005.

Guideline No. 4    Nominating Committee

The Board of Directors recruits new directors on an as-needed basis and it is the responsibility of the Governance and Nominating Committee to identify, evaluate and recommend nominees to the Board of Directors.  This committee is also responsible for the ongoing assessment of members of the Board of Directors.  The Governance and Nominating Committee is composed of Mr. Paul G. Cataford and Mr. Peter Ciceri (the lead independent director), both of whom are outside and unrelated directors.  For each new director, the Board of Directors defines the background, expertise and personal qualities that are desirable in nominees, based, in part, on the qualities already represented by the Board of Directors and the strategic plans of the Corporation.

Guideline No. 5    Assessing the Board’s Effectiveness

The Governance and Nominating Committee evaluates the effectiveness of the Board of Directors, committees and individual directors.  The directors of the Corporation complete, on an annual basis, a board assessment questionnaire in which they provide feedback on the quality of corporate governance by the Board of Directors and Management of the Corporation.  The questionnaire covers a variety of issues including the composition of the Board of Directors, the effectiveness of the Board of Directors and its committees and the quality of the Board of Directors’ relationship with Management of the Corporation.  The questionnaire also canvasses opinions with respect to Board composition and number of Board members to ensure that the Board of Directors reflects the appropriate breadth of expertise.  In addition, on an annual basis, each director completes a self-assessment questionnaire.  The Governance and Nominating Committee presents a summary of the findings of both questionnaires to the Board of Directors and recommends any changes to enhance the performance of the Board of Directors.

Guideline No. 6    Orientation and Education of Directors

Upon the addition of a new director, the Governance and Nominating Committee ensures that the new director is familiarized with his or her role, responsibilities and liabilities and provides an overview of the Corporation and its subsidiaries.  This is accomplished by an orientation that includes meetings with members of Management.  In this regard, Management of the Corporation makes itself available to a new director in order to provide information and answer any questions that the new director may have.  Management makes regular presentations to the Board of Directors on the main areas of the Corporation’s business.  Directors are invited to tour the Corporation’s facilities and meet with corporate and operational management throughout the term of each director’s tenure.  Directors are also encouraged to take professional development courses related to their role as directors at the Corporation’s expense.

Guideline No. 7    Effective Board Size

The Governance and Nominating Committee reviews the composition and size of the Board at least on an annual basis.  The Board and the Governance and Nominating Committee have determined that eight (8) directors is an appropriate size for the Board so as to facilitate effective and efficient communication and decision making.  We have increased our Board to eight members in order to increase the number of unrelated and outside directors available for committee assignments and to augment the existing Board with additional international wireless communications business experience.

Guideline No. 8    Compensation of Directors

The Human Resources Committee reviews directors’ compensation annually.  To make its recommendation on directors’ compensation, the committee takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian and U.S. companies.  Directors may receive their compensation in the form of cash, options to purchase common shares, shares purchased in the market under a share purchase plan, or a combination of these.  The Committee has determined that the Corporation’s 2004 compensation for directors met the risk and responsibility assumed by the directors.   Trends in directors’ compensation at comparable companies suggest that directors’ compensation levels are likely to increase as a result of future reviews.  See page 25 of this Information Circular for disclosure of the compensation received by directors in 2004.

Guideline No. 9    Committees and Outside Directors

The Board of Directors has established three committees:

•     the Audit Committee;

•     the Governance and Nominating Committee; and

•     the Human Resources Committee,

in order to allow the directors to delegate and share responsibilities and to devote the necessary expertise and resources to particular areas. All of the members of each of these committees are unrelated and outside directors.  Each of these committees has a specifically defined mandate and responsibilities which have been adopted by the Board of Directors; written charters can be found on the Corporation’s website at www.sierrawireless.com.

The following is a brief description of each committee:

Audit Committee

This committee has three members:

Chair:	S. Jane Rowe

Members:	Paul G. Cataford and Nadir Mohamed

This committee met four times in 2004 and all members attended all meetings.  This committee is responsible for the review and approval of the financial statements of the Corporation before the Board of Directors approves them as well as the other responsibilities set out in the Audit Committee Charter, as described in more detail under Guideline No. 13.

Governance and Nominating Committee

This committee has two members:

Chair:	Peter Ciceri (Lead Independent Director)

Members:	Paul G. Cataford

This committee met four times in 2004 and all members attended all meetings.  This committee is responsible for developing and maintaining the Corporation’s corporate governance practices, as described in more detail under Guideline No. 10.

Human Resources Committee

This committee has two members:

Chair:	Charles E. Levine

Members:	Gregory D. Aasen

This committee met five times in 2004 and all members attended all meetings.  This committee develops compensation policies to support the Corporation’s growth and success, reviews and recommends compensation levels of all directors and officers, including the Chief Executive Officer and reviews and recommends performance objectives for the Chief Executive Officer.

Guideline No. 10    Approach to Corporate Governance

The Governance and Nominating Committee is responsible for reviewing the overall governance principles of the Corporation, recommending any changes to these principles, and monitoring their disclosure.  In 2003, the Board of Directors approved a written charter for the Governance and Nominating Committee which provides, among other things, that the Committee shall ensure proper corporate governance in accordance with applicable guidelines and requirements.  This Committee is responsible for the statement of corporate governance practices included in the Corporation’s information circular.  This Committee monitors the best practices among major Canadian and U.S. companies to ensure the Corporation continues to carry out high standards of corporate governance. The Governance and Nominating Committee is responsible for carrying out a process to assess the effectiveness of directors as described in more detail under Guideline No. 5.  In addition, the Governance and Nominating Committee proposes nominees to the Board of Directors as further discussed under Guideline No. 4.

Guideline No. 11    Position Descriptions

The Governance and Nominating Committee, together with the Chairman and Chief Executive Officer, have developed position descriptions for the Board, the Lead Independent Director and the Chief Executive Officer.  The Board of Directors approves the corporate objectives that the Chief Executive Officer is responsible for meeting.

Guideline No. 12    Board Independence

The Corporation believes that it has in place appropriate structures and procedures to ensure that the Board of Directors can function independently of Management including the actual composition of the Board of Directors whereby seven of the current eight directors are “unrelated directors”.  Since the Chairman of the Board, Mr. David B. Sutcliffe, is a member of Management, the Board of Directors has appointed Mr. Peter Ciceri, the Chair of the Governance and Nominating Committee, as Lead Independent Director.  In this capacity, Mr. Peter Ciceri acts as liaison between the Board of Directors and Management and provides leadership to enhance Board effectiveness and to ensure greater independence of the Board of Directors from Management.  At each regularly scheduled Board of Directors meeting, the unrelated directors meet without the presence of Management and Mr. David B. Sutcliffe.

Guideline No. 13    Audit Committee

The Audit Committee’s responsibilities are set out in its charter.  The Audit Committee’s responsibilities include the review and approval of the financial statements of the Corporation, the review of the overall scope and results of the audit and overseeing internal financial controls of the Corporation.  The Audit Committee meets regularly following the conclusion of each financial quarter and the financial year-end and at such time engages in direct communications with the auditors and the Corporation’s senior financial team.  The Audit Committee meets with the Corporation’s auditors without the presence of Management on a regular basis and discusses with the auditors all aspects of the Corporation’s accounting policies and practices.  The Corporation’s auditors have a direct line of communication with the Audit Committee at all times.  The Audit Committee approves all non-audit work performed by the auditors.

The Board has determined that Mr. Nadir Mohamed meets the U.S. Securities and Exchange Commission criteria of an “audit committee financial expert”.  All members of the Audit Committee are financially literate.

In 2004, the Board of Directors adopted, and the Chair of the Audit Committee took responsibility for administering, a whistle blower policy that provides a mechanism for employees to submit any complaints concerning accounting practices, internal controls or auditing matters, including suspected violations of the Corporation’s code of business conduct and ethics or any applicable governmental laws, rules or regulations on a confidential and anonymous basis.

Investor Relations

The Chief Financial Officer, the Chief Operating Officer, the Chief Executive Officer and the corporate financial staff are responsible for investor relations functions.  Inquiries from shareholders and investment analysts are promptly responded to by employees responsible for investor relations, or when appropriate, by other executives of the Corporation.

Guideline No. 14    Outside Advisors

The directors of the Corporation are permitted to contact and engage an outside adviser at the expense of the Corporation in appropriate circumstances.  The engagement of an outside advisor is subject to the approval of the Governance and Nominating Committee. During calendar 2004, no outside advisors were retained by the Board of Directors.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers

The following table sets out the names and ages of each of the executive officers of the Corporation, the position each executive officer holds with the Corporation, the length of each executive officer’s service with the Corporation, and all other employment held by each executive officer in the last five years.

Name and Age of Executive	Position with the Corporation	Length of Service	Other Employment Held in the Last 5 Years(1)

David B. Sutcliffe (45)	Chairman, Chief Executive Officer and Director	10 years	Chairman and CEO of the Corporation since May 2001; President and CEO of the Corporation from May 1995 to May 2001

Jason W. Cohenour (43)	Chief Operating Officer	9 years

Senior Vice-President, Worldwide Sales of the Corporation from 2003 to 2004; Senior Vice-President, Distribution of the Corporation from 2000 to 2003; Vice-President, Sales of the Corporation from 1996 to February 2000

David G. McLennan (43)	Chief Financial Officer and Secretary	1 year

Consultant to BCE Emergis from September 2002 to January 2003; Chief Financial Officer of Bell Canada from June 2002 to September 2002; President and Chief Operating Officer of Bell ExpressVu from November 1999 to June 2002

Name and Age of Executive	Position with the Corporation	Length of Service	Other Employment Held in the Last 5 Years(1)

James B. Kirkpatrick (41)	Chief Technical Officer	2 years

Senior Vice-President, Engineering of the Corporation from August 2003 to October 2004; President and Chief Executive Officer of AirPrime, Inc. from July 2002 to August 2003; Senior Vice-President, Engineering of AirPrime, Inc. from September 2000 to March 2003; Vice-President of Wireless Technologies of DENSO International America, Inc. from June 2000 to October 2000

Bill G. Dodson (42)	Senior Vice-President, Operations	3 years

Vice-President, Manufacturing and Supply of the Corporation from 2002 to 2004; Vice-President, Global Operations of Gateway Computers from 2000 to 2002; Director of Operations of Toshiba America Information Systems from 1989 to 2000

Note:

(1)          The information as to “other employment” is not within the knowledge of Management and has been furnished by the respective executive officers.

Indebtedness of Directors and Senior Officers

There has been no material indebtedness outstanding to the Corporation or any of its subsidiaries owed by any current and former officers, directors and employees of the Corporation and its subsidiaries at any time during the most recently completed fiscal year ended December 31, 2004.

Interest of Insiders in Material Transactions

Other than as disclosed in this Information Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Summary Compensation Table

The following table provides a summary of the compensation earned during each of the last three financial years by the Chief Executive Officer, the Chief Financial Officer and the Corporation’s three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer earning a combined salary and bonus in excess of Cdn. $150,000 (all such officers are hereafter collectively called the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE (1)

	Annual Compensation				Long Term Compensation			All Other Compen- sation
					Awards		Payouts
Name and Principal Position	Fiscal Year	Salary	Bonus(2)	Other Annual Compen- sation(3)	Securities Under Options Granted(4)	Restricted Shares	Long Term Incentive Plan Payments
		($)	($)	($)	(#)	($)	($)	($)
David B. Sutcliffe Chairman and Chief Executive Officer	2004	333,962	292,926	—	50,000	—	—	—
	2003	273,846	66,526	—	—	—	—	—
	2002	222,930	—	—	110,000	—	—	—
David G. McLennan (5) Chief Financial Officer	2004	174,122	74,292	79,295	62,500	—	—	—
Jason W. Cohenour (6) Chief Operating Officer	2004	247,554	245,377	53,534	106,050	—	—	—
	2003	212,615	60,366	9,000	—	—	—	—
	2002	191,000	—	24,917	50,000	—	—	—
James B. Kirkpatrick (7) Chief Technical Officer	2004	226,126	167,392	—	—	—	—	—
	2003	99,946	8,279	—	75,000	—	—	—
Bill G. Dodson (8) Senior Vice-President, Operations	2004	212,383	97,116	—	50,000	—	—	—
	2003	182,830	28,559	—	—	—	—	—
	2002	49,583	26,539	—	50,000	—	—	—
Peter W. Roberts Chief Financial Officer (9)	2004	43,291	12,155	12,369	—	—	—	—
	2003	150,000	28,111	—	25,000	—	—	—
	2002	133,758	—	—	12,500	—	—	—

Notes:

(1)          All dollar amounts in the Summary Compensation Table and footnotes are reflected in United States dollars, unless otherwise indicated.  The following rates of exchange were used to convert Canadian dollar amounts to United States dollar amounts for the fiscal years indicated:  2004 – 1.306; 2003 - 1.401; 2002 - 1.570.

(2)          Bonuses are generally granted pursuant to the management performance incentive plan to reward management team performance and are based on management objectives and factors including actual revenues and profits versus budgeted revenues and profits.  Bonuses may also be granted to reward outstanding performance.  In 2004, compensation is reported on the basis of compensation earned rather than paid.  The bonuses related to 2003 that were paid during 2004, but not earned during 2004 are $133,115 for Mr. Sutcliffe, nil for Mr. McLennan, $106,898 for Mr. Cohenour, $42,785 for Mr. Kirkpatrick, $51,109 for Mr. Dodson and $49,637 for Mr. Roberts.

(3)          Other annual compensation includes vacation payouts and the value of perquisites and other personal benefits relate to moving compensation, vehicle leases and/or payment of taxes.

(4)          All options were granted under the Corporation’s Amended and Restated 1997 Stock Option Plan.

(5)          Mr. McLennan joined the Corporation in March 2004.  Mr. McLennan’s other annual compensation includes $78,907 for relocation expenses.

(6)          Mr. Cohenour was previously the Senior Vice-President, Worldwide Sales of the Corporation from 2002 to 2004, Senior Vice-President, Distribution of the Corporation from 2000 to 2002 and the Vice-President, Sales of the Corporation from 1996 to 2000.  Mr. Cohenour’s other annual compensation includes $35,534 for payment of personal taxes and $18,000 for car allowance.

(7)          Mr. Kirkpatrick was previously the Senior Vice-President, Engineering of the Corporation from August 2003, when he joined the Corporation, until September 2004.

(8)          Mr. Dodson was previously the Vice-President, Manufacturing and Supply of the Corporation from 2002, when he joined the Corporation, until September 2004.

(9)          Mr. Roberts retired in March 2004 and accordingly amounts shown for 2004 reflect only 3 months of full time employment.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has entered into executive employment agreements with each of the Named Executive Officers under which each such executive has agreed to continue to serve the Corporation in his current office and perform the duties of such office for an indefinite term.  Under the terms of each of the executive employment agreements, each executive has made commitments in favour of the Corporation, including non-competition and non-solicitation covenants, minimum and maximum notice periods in the event of the executive’s resignation, and continued service for a minimum period of time in the event of a change of control.  In consideration of the services to be rendered by each executive under each of the executive employment agreements, each executive receives an annual salary and is entitled to participate in the Management bonus and stock option programs of the Corporation and the dental, medical and other benefit plans as may be offered by the Corporation to senior officers from time to time.  In the event of the termination of an executive’s employment other than for just cause, the Corporation may elect to provide such executive with either: (i) 12 months working notice (15 months in the case of Mr. Sutcliffe), plus an additional month of working notice for each completed 12 month period of service to the Corporation commencing on the date that the executive commenced employment with the Corporation (not to exceed 24 months); or (ii) severance pay in lieu of such working notice.  Under the terms of the executive employment contracts for all of the Named Executive Officers, in the event of actual or constructive termination of an executive’s employment within 12 months following the date of a change of control of the Corporation, such executive shall be entitled to a severance payment in an amount equal to 18 months of the executive’s average annual earnings, plus payment in lieu of benefits equal to 15% of the executive’s annual salary.

Other Compensation Matters

During the most recently completed financial year, there were no long-term incentive awards, other than stock option grants, made to Named Executive Officers of the Corporation and there were no pension plan benefits in place for any of the Named Executive Officers.

Stock Options

The Corporation has a Stock Option Plan under which the Human Resources Committee is authorized, in its discretion, to grant options to purchase Common Shares to senior officers and employees of the Corporation and its subsidiaries.

The Stock Option Plan provides that options to acquire Common Shares may, at the discretion of the Human Resources Committee, provide at the time of the grant that the option may not be exercised except in accordance with such limitations based on the passage of time after the option is granted, the satisfaction of performance criteria relating generally to the Corporation or particularly to the optionee, or the satisfaction or fulfillment of any other conditions (or any combination of the foregoing).  Options granted under the Stock Option Plan are non-transferable and subject to early termination in the event of the optionee ceasing to be an officer or employee or in the event of death.  The Human Resources Committee may, at its discretion, permit early exercise of options.

Options to Purchase Securities

There were options to purchase an aggregate of 268,550 Common Shares of the Corporation granted during the fiscal year ended December 31, 2004 to the Named Executive Officers as described in the table below.

Name	Common Shares under Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Common Share	Market Value of Common Shares Underlying Options on the Date of Grant ($/Common Share)	Expiration Date
(#)
David B. Sutcliffe	50,000	8.82	Cdn.$34.11	Cdn.$34.11	February 5, 2009
David G. McLennan	25,000 25,000 12,500	4.41 4.41 2.21	Cdn.$38.86 Cdn.$29.53 Cdn.$23.01	Cdn.$38.86 Cdn.$29.53 Cdn.$23.01	March 16, 2009 May 4, 2009 September 2, 2009
Jason W. Cohenour	56,050 50,000	9.89 8.82	U.S. $25.64 U.S. $17.58	U.S. $25.64 U.S. $17.58	February 5, 2009 September 2, 2009
Bill G. Dodson	25,000 25,000	4.41 4.41	Cdn.$34.11 Cdn.$23.01	Cdn.$34.11 Cdn.$23.01	February 5, 2009 September 2, 2009

Option Exercises and Notional Year-End Option Values

Options to purchase an aggregate of 140,944 Common Shares were exercised by Named Executive Officers during the fiscal year ended December 31, 2004 as described in the table below.  In addition, the notional value of unexercised but exercisable/unexercisable options at year-end is set out in the table below.  The value of unexercised in-the-money options is based on a price of Cdn.$21.23, the closing price of the Common Shares of the Corporation on The Toronto Stock Exchange on December 31, 2004.

			Number of Common Shares Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End
	Common Shares Acquired on Exercise	Aggregate Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	(Cdn.$)	(#)	(#)	(Cdn.$)	(Cdn.$)
David B. Sutcliffe	85,403	2,621,453	50,166	88,542	75,596	352,837
David G. McLennan	—	—	—	62,500	—	—
Jason W. Cohenour	40,500	1,257,325	29,770	117,613	421,414	176,740
James B. Kirkpatrick	—	—	25,000	50,000	217,500	435,000
Bill G. Dodson	5,000	172,500	17,708	69,792	313,963	350,912
Peter W. Roberts	10,041	210,225	48,480	4,479	292,941	65,285

Composition of the Human Resources Committee

The Human Resources Committee of the Board of Directors is currently composed of two members of the Board of Directors. The current members of the Human Resources Committee are Gregory D. Aasen and Charles E. Levine (Chair), both of whom are outside and unrelated directors.  No member of the Human Resources Committee is or was during the most recently completed financial year, an officer or employee of the Corporation or any of its subsidiaries, nor was formerly an officer of the Corporation or any of its subsidiaries, nor had or has any relationship that requires disclosure under “Indebtedness of Directors and Executive Officers” or “Interest of Insiders in Material Transactions”.

Report on Executive Compensation

The Human Resources Committee (the “Committee”) has prepared the following report on compensation for the Chief Executive Officer and other executive officers.

The Committee is responsible for maintaining the integrity of all compensation programs and reviewing, and in certain cases recommending modifications to, the Corporation’s executive base and annual incentive compensation programs.  The incentive plans will typically be awarded in the form of cash and stock option grants and are based on competitive practices of comparable companies, and serve to align the interests of the executives with those of the Corporation’s shareholders.  From time to time, the Committee undertakes a comprehensive review of compensation plans for the Corporation’s senior executives.  Professional consultants are engaged to assist the Committee.  These consultants conduct compensation surveys to develop comparable compensation groups and advise the Committee about the structuring of compensation arrangements.  The Committee incorporates the consultants’ recommendations in the compensation determinations.

The Committee also establishes levels of compensation for the Chief Executive Officer.  The Chief Executive Officer recommends compensation levels for other executive officers, which are then reviewed and approved by the Committee.  The Committee also approves or recommends to the Board of Directors the granting of discretionary stock option and cash bonus awards to certain executives, senior Management, and other key employees.

It is the policy of the Corporation to compensate its executive and senior Management employees for performance using three forms of remuneration: base salary, incentive cash awards and stock option grants.  Base salary will be determined largely by reference to market conditions, while annual incentive cash and stock option awards will provide the opportunity for cash compensation and enhanced share value for an identified group of employees based upon exceptional individual and team performance, and the overall success of the Corporation in any given year.  Each annual incentive program provides cash bonus and option grant targets based upon the specific position’s level of responsibility and the position’s influence on the immediate and sustained growth of the Corporation, with final awards determined by a mix of individual, team and corporate performance.

Chief Executive Officer’s Compensation

The base salary of the Chief Executive Officer was determined by the Committee after considering various factors, including information that was available with respect to a comparable group of Canadian and U.S. public companies that manufacture communications equipment (the “Comparator Group”), received from the Corporation’s compensation consultants.  The bonus awarded to the Chief Executive Officer in 2004 recognized the financial performance of the Corporation and the achievement of corporate initiatives during that fiscal period.  In determining this award, the Committee referred to goals and objectives established annually for the Chief Executive Officer.  The Chief Executive Officer’s total compensation is targeted at the 75th percentile of the Comparator Group.  Approximately 66% of the award is based on quantitative financial performance of the Corporation, 17% on the achievement of strategic corporate initiatives approved by the Board and 17% on a subjective analysis of the Chief Executive Officer’s personal contribution as determined by the Board.

Presented by the Human Resources Committee:

Gregory D. Aasen

Charles E. Levine

Compensation of Directors

During the financial year ended December 31, 2004, the directors of the Corporation who were not officers of the Corporation each received remuneration as follows:

Annual Retainer	U.S.$10,000

Additional Compensation:
Lead Independent Director’s Retainer	U.S.$11,000
Committee Member	U.S.$6,000
Committee Chair	U.S.$6,000

Board or committee meeting – in person	U.S.$1,500
Board or committee – conference call	U.S.$500

Directors are limited to one meeting participation fee payable per calendar day.  All directors are reimbursed for travel and other reasonable expenses incurred in attending Board or committee meetings or while engaged in other Corporation or Board business.

All outside directors are eligible to participate in the Amended and Restated 1997 Stock Option Plan.  On February 5, 2004, Gregory D. Aasen, Paul G. Cataford, Peter Ciceri, Charles E. Levine, Nadir Mohamed and S. Jane Rowe, all being outside directors of the Corporation at December 31, 2004, were each granted options to purchase 10,000 common shares of the Corporation at an exercise price of Cdn. $34.11 (U.S. $25.64).   Executive officers of the Corporation are not permitted to receive any compensation, including stock options, to which they might be otherwise entitled only by virtue of being directors of the Corporation.

Share Performance Graph

The following graph compares the Corporation’s cumulative shareholder return on a Cdn.$100 investment in its Common Shares (made May 17, 1999) to the cumulative return of a comparable investment on S&P/TSX Composite Index (formerly the TSE 300 Composite Index).

	May 1999	Dec 1999	Dec 2000	Dec 2001	Dec 2002	Dec 2003	Dec 2004
Sierra Wireless, Inc.	100.00	442.18	489.80	204.08	46.62	135.41	143.45
S&P/TSX Composite Index	100.00	122.98	130.57	112.37	96.68	120.16	135.15

Assuming an investment of Cdn. $100 and the reinvestment of dividends

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains directors’ and officers’ liability insurance in the aggregate amount of U.S. $25 million, subject to a deductible in respect of corporate reimbursement of U.S. $1 million for each loss related to securities or entity related claims or U.S. $250,000 for non-securities related claims.

In the year ended December 31, 2004, the aggregate amount charged against earnings by the Corporation for the premium paid in respect of such insurance was U.S.$1.7 million.  The policy does not specify that any part of the premium is paid in respect of either directors as a group or officers as a group.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year.  The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2004, together with the auditor’s report on these statements, will be placed before shareholders at the Meeting.  These financial statements form part of the accompanying annual report.

The Corporation will provide, upon request to the Corporate Secretary, the Corporation’s Annual Report that includes the consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year together with the accompanying report of the auditor.

GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting, in person or by proxy, at the Meeting.

The Corporation knows of no other matters to be submitted to the Meeting.  If any other matters properly come before the Meeting, the persons named in the accompanying form of proxy will vote the shares represented by the proxy as the Board of Directors may recommend or as the Proxyholders, acting in their sole discretion, may determine.

The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.

Dated at Richmond, British Columbia this 18th day of March, 2005.

On Behalf of the Board of Directors

“David G. McLennan”
David G. McLennan,
Chief Financial Officer and Secretary